[West Marine Letterhead]

                                August 26, 2009



VIA FACSIMILE:  (202) 772-9361

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Ta Tanisha Meadows
              Staff Accountant

Re:      West Marine, Inc.
         Item 4.01, Form 8-K
         Filed August 17, 2009
         File No. 0-22512

Dear Ms. Meadows:

    We have received your comments with respect to the above-referenced filing set forth in a letter dated August 18, 2009 and addressed to Thomas R. Moran, our senior vice president and chief financial officer. The remainder of this letter contains the text of your comments followed by our corresponding responses.

Item 4.01 8-K Filed August 17, 2009

1. We note that you disclosed a reportable event and have provided the disclosure required by (A) and (B) of paragraph (a)(1)(iv) of Item 304 of Regulation S-K. Please also state whether you authorized D&T to respond fully to the inquiries of Grant Thornton concerning the subject matter of the reportable event and, if not, describe the nature of any limitation and the reason therefore as required by item (C) of paragraph (a)(1)(iv).

    RESPONSE

    We filed an amended Form 8-K (the "8-K/A") today, as requested, and the disclosure in the fourth paragraph in subsection (a) of Item 4.01 in the 8-K/A has been revised to disclose that we have authorized Deloitte & Touche to respond fully to the inquiries of Grant Thornton concerning the subject matter of the reportable event described in that paragraph.

2. We note that the Audit Committee approved the engagement of Grant Thornton on August 12, 2009. Please disclose the date that you actually engaged Grant Thornton. Otherwise, please acknowledge your obligation to file a current report on Form 8-K and provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K when you engage a new independent accountant.

    RESPONSE

    We entered into a formal engagement letter with Grant Thornton on August 25, 2009. The first paragraph in subsection (b) of Item 4.01 in the 8-K/A has been revised to indicate when we entered in the aforementioned engagement letter with Grant Thornton. We also have revised the last paragraph in Item 4.01 and, as revised, this paragraph provides the disclosures required by Item 304(a)(2) of Regulation S-K.

3. Please note that you are required [to] file an updated letter from Deloitte & Touche stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

    RESPONSE

    An updated letter from Deloitte & Touche has been filed as Exhibit 16.1 with the 8-K/A.

                                    * * * * *

As requested, we acknowledge that:

o we are responsible for the adequacy and accuracy of the disclosure in our Commission filings;

o Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you will find this letter responsive to your comments. If you have questions regarding our responses, please contact me at 831-761-4489.


                                          Sincerely,


                                          /s/ Thomas R. Moran
                                          ------------------------------------
                                          Thomas R. Moran
                                          Chief Financial Officer


cc:   Pamela J. Fields
      Thomas D. Twedt, Dow Lohnes PLLC
      David L. Kral, Deloitte & Touche, USA LLP
      Anthony R. Perazzo, Grant Thornton LLP